November 22, 2007

FOR IMMEDIATE RELEASE

PRIMEWEST ENERGY TRUST ANNOUNCES BRIEF POSTPONEMENT OF FINAL COURT APPROVAL OF ARRANGEMENT WITH TAQA

CALGARY:  PrimeWest Energy Trust (“PrimeWest”) (TSX: PWI.UN; PWX; PWI.DB.A; PWI.DB.B; PWI.DB.C; NYSE: PWI) announces that an application was commenced before the Court of Queen's Bench of Alberta today for a final order approving the Arrangement pursuant to which 1350849 Alberta Ltd., a wholly-owned subsidiary of Abu Dhabi National Energy Company PJSC , would acquire all of the issued and outstanding securities of PrimeWest for a cash consideration equivalent to C$26.75 per Trust Unit.  As previously announced, at a Special Meeting held yesterday, Securityholders of PrimeWest voted over 95% in favour of the Arrangement.

The hearing of the application will be completed on Friday, November 23, 2007. Completion of the Arrangement remains subject to closing conditions typical for a transaction of this nature.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces and sells natural gas, crude oil and natural gas liquids for the generation of monthly cash distributions to Unitholders.  Trust Units of PrimeWest trade on the Toronto Stock Exchange (TSX) under the symbol “PWI.UN” and on the New York Stock Exchange under the symbol “PWI”.  Exchangeable Shares of PrimeWest Energy Inc. trade on the TSX under the symbol “PWX”.  Series I Convertible Debentures of PrimeWest trade on the TSX under the symbol “PWI.DB.A”, Series II Convertible Debentures trade under the symbol “PWI.DB.B” and Series III Convertible Debentures trade under the symbol “PWI.DB.C”.

To learn more about PrimeWest, please visit our website at www.primewestenergy.com.

For Investor Relations inquiries, please contact:

George Kesteven

Manager, Investor Relations

403-699-7367

Debbie Carver

Investor Relations Advisor

403-699-7464

Toll-free:  1-877-968-7878

E-mail:  investor@primewestenergy.com

Suite 5100, 150 - 6th Avenue S.W. Calgary, Alberta Canada T2P 3Y7 Telephone: (403) 234-6600 Facsimile: (403) 266-2825